SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 13, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

13 May 2015

Smith & Nephew plc (the "Company") announces that it today received notification of the following transactions:

Name of directors:	Olivier Bohuon	Rodrigo Bianchi	Joseph Papa
Position:	Director	PDMR	Director
No. of shares acquired:	2,306 Ordinary Shares	273 Ordinary Shares	5 Ordinary Shares
Percentage of issued class acquired:	Less than 0.1%	Less than 0.1%	Less than 0.1%
Date of transactions:	11 May 2015	11 May 2015	11 May 2015
Price per share:	1117.52p per Ordinary Share	1117.52p per Ordinary Share	1117.52p per Ordinary Share
Total holding following notification:	335,967 Ordinary Shares	25,255 Ordinary Shares	13,002 Ordinary Shares (including 6,250 ADS')
Total percentage holding following notification:	Less than 0.1%	Less than 0.1%	Less than 0.1%

This transaction took place in London, UK.

The shares were purchased through the Company's Dividend Re-investment Programme following the 2014 final dividend payment on 11 May 2015.

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc

Tel: +44 (0)20 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 13, 2015

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary